AEI INCOME & GROWTH FUND 27

                     LIMITED LIABILITY COMPANY


            10,000,000 Limited Liability Company Units
                          ($10 Per Unit)



                         SUPPLEMENT NO. 4

                        DATED June 6, 2008


This Supplement is distributed only with the Prospectus dated November 19, 2007 and must be read in conjunction therewith.


                  IMPORTANT NOTE ON COMPLETION OF
                      SUBSCRIPTION AGREEMENT

Our Subscription Agreement requires you to fill in the date of the most current supplement in Section 5, Subscriber Representations & Signatures, on page two. If there is a sticker supplement on page 2 or 3 of this Supplement, you should use the date of the latest sticker supplement in the Subscription Agreement. If there is no sticker supplement on page 2 or 3, you should use June 6, 2008 (the date of this Supplement). If you do not complete the Subscription Agreement with the correct supplement date, your order will be delayed until we can confirm you have received the most current supplement.





                       AEI SECURITIES, INC.
                      1300 Wells Fargo Place
                      30 East Seventh Street
                     St. Paul, Minnesota 55101
                          (651) 227-7333
                          (800) 328-3519
                        FAX (651) 227-7705


            This page reserved for Sticker Supplements

                             -2-

            This page reserved for Sticker Supplements

                          THIS SUPPLEMENT


       We are distributing this supplement to update information that is contained in the prospectus dated November 19, 2007 for AEI Income & Growth Fund 27 LLC. We are distributing this supplement only with the prospectus, which provides detailed information related to AEI Fund 27. In particular, this supplement provides more information on the following topics:

       Current Status                                         5
       Property                                               5
       Selected Financial Data                                6
       Management's Discussion and Analysis                   6
       Financial Statements of the LLC at December 31,
         2007 and for the Period Then Ended                  10
       Financial Statements of the LLC at March 31,
         2008 and 2007 and for the Periods Then Ended 19 Balance Sheet of the Managing Member at
         December 31, 2007 and 2006                          26
       Exhibit B - Prior Performance Tables B-1

       If you have received this supplement, you should also have received a copy of the prospectus. You should carefully review the prospectus for a detailed description of an investment in AEI Fund 27, including information relating to our management, our investment objectives and the risks of the investment.

       We encourage you to read the "Risks" described on Pages 8 to 13 of the prospectus. We believe the most significant risks include the following:

         You will not be able to evaluate properties before they
          are acquired.
         You will be required to rely upon our managers for all aspects of our operations, including selection, management and sale of our properties.
         As an investor, you will have the right to vote only on
          a limited number of matters.
         We will make substantial payments to our managers
          regardless of whether we are profitable.
         We may only purchase one property if only the minimum
          ($1,500,000) is raised.
         Because there will be no market for the units, and because restrictions will be placed upon their transfer, you may be unable to resell your units except at a discount from your purchase price.
         Our managers will provide services to us under a number
          of conflicts of interest.
         We are not a mutual fund or investment company and are not regulated under the Federal Investment Company Act.

                          CURRENT STATUS

       The prospectus indicated that AEI Fund 27 would not be capitalized, and all subscription funds would be held in escrow, until we had received subscriptions for 150,000 units ($1,500,000). We obtained subscriptions for the 150,000 units required for release of escrow proceeds and the escrow proceeds were released on June 5, 2008. We have commenced the normal operation of investigating the acquisition of properties and have, through the date of this supplement, acquired one property. See "Property." At June 5, 2008, we had accepted subscriptions for 168,513.6 units for aggregate proceeds of $1,685,136.

                             PROPERTY

       We describe below all of the properties we have purchased since our formation and any properties that we have an outstanding commitment to purchase through the date of this supplement.

       Starbucks - Shreveport, Louisiana. On February 5, 2008, we purchased a Starbucks store in Shreveport, Louisiana for $1,345,392 from an unrelated third party. The property is leased to Starbucks Corporation under a lease agreement with a remaining primary term of ten years. The lease may be renewed by the tenant for up to four consecutive terms of five years each. The lease requires initial annual rent of $93,000, which is scheduled to increase every five years by ten percent. The lease is a net lease under which the tenant is responsible for all real estate taxes, insurance, maintenance, repairs and operating expenses of the property. The only exceptions are we are responsible for repairs to the structural components of the building and roof.

       The store was constructed in 2007 and is a 1,824 square foot building situated on approximately .38 acres of land. The store is located at 319 Bert Kouns Industrial Loop in Shreveport, which is in northwestern Louisiana. The store is adjacent to several medical buildings and is located a few blocks west of Interstate 49. The population within a five-mile radius is approximately 102,000, with an average household income of more than $62,000.

       Because the property is leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that financial information about the tenant is more relevant than financial statements of the property. Starbucks Corporation, headquartered in Seattle, purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of complementary food items, coffee-related accessories and equipment and a selection of premium teas, primarily through company-operated retail stores. As of September 30, 2007, Starbucks operated more than 8,500 stores in the United States and several foreign countries. For the fiscal year ended September 30, 2007, Starbucks reported a net worth of approximately $2.3 billion, net revenues of approximately $9.4 billion, and net income of approximately $673 million. Starbucks is a public company whose stock is traded on the NASDAQ Global Select Market under the symbol SBUX and files reports with the SEC that are available on-line at the SEC's web site (www.sec.gov).

       In order to facilitate the purchase of our first property, we entered into a Line of Credit Agreement with Fidelity Bank, Edina, Minnesota, for $1,301,000. The Note was due on August 1, 2008 and called for interest at the prime rate minus 0.25%.

Interest was due on the first day of each month. The Note was secured by all of our assets and was guaranteed by the special managing member and AEI Capital Corporation, the parent company of the managing member.

       On June 5, 2008, we used the majority of the net proceeds released from escrow to pay off the outstanding principal and interest on the Note. Although the prospectus indicates that no properties will be acquired using debt financing, debt was used to acquire this property solely to finance its purchase prior to the admission of investors. No property will be acquired using debt financing after the initial admission of investors.


                      SELECTED FINANCIAL DATA

       The following selected financial data for AEI Fund 27 for the three months ended March 31, 2008 and for the period from inception (January 26, 2007) to December 31, 2007 has been derived from, and should be read in conjunction with, the financial statements included elsewhere in this supplement:


                                    For the
                               Three Months Ended    For the Period Ended
                                March  31,  2008      December  31, 2007

Rental Income                       $   14,431          $        0
                                     =========           =========

Interest Income                     $       39          $       38
                                     =========           =========

Net Income (Loss)                   $   (6,043)         $       38
                                     =========           =========

Net Income (Loss) Per LLC Unit      $        0          $        0
                                     =========           =========

Weighted Average Units Outstanding           0                   0
                                     =========           =========

Total Assets at Period End          $1,365,544          $    1,038
                                     =========           =========



               MANAGEMENT'S DISCUSSION AND ANALYSIS


       The following Management's Discussion and Analysis discusses our financial position at March 31, 2008 and December 31, 2007 and results of operations for the three months ended March 31, 2008 and for the period from inception (January 26, 2007) to December 31, 2007. You should read this information in conjunction with our financial statements contained in this supplement and in the prospectus. You should also read this section in the context of the descriptions in the prospectus of our planned operations, particularly the sections of the prospectus describing the offering, the period over which and the policy employed in purchasing properties, and the application of proceeds contained in the sections of the prospectus captioned "Estimated Use of Proceeds," "Investment Objectives and Policies," and "Compensation to Managers and Affiliates."

       The Management's Discussion and Analysis contains various "forward looking statements" within the meaning of federal securities laws which represent management's expectations or beliefs concerning future events, including statements regarding anticipated application of cash, expected returns from rental income, growth in revenue, the sufficiency of cash to meet operating expenses, rates of distribution, and other matters. These, and other forward looking statements made by our managers, must be evaluated in the context of the risk factors described in the prospectus and a number of factors that may affect our financial condition and results of operations, including the following:

         Market and economic conditions which affect the value of the properties we own and the cash from rental income such properties generate;

         the federal income tax consequences of rental income, deductions, gain on sales and other items and the effects of these consequences for members;

         resolution by our managers of conflicts with which they may be confronted;

         the success of our managers of locating properties with favorable risk return characteristics;

         the effect of tenant defaults; and

         the condition of the industries in which the tenants of properties owned by AEI Fund 27 operate.


The Application of Critical Accounting Policies

       The preparation of our financial statements requires our management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our management evaluates these estimates on an ongoing basis, including those related to the carrying value of real estate and the allocation of expenses by our managers at AEI Fund Management, Inc., to AEI Fund 27 as opposed to other funds they manage.

       We will purchase properties and record them in the financial statements at cost (including capitalized acquisition expenses). We anticipate that for acquisitions completed on or after January 1, 2009, acquisition-related transaction costs will be expensed as incurred as a result of the adoption of Statement of Financial Accounting Standards No. 141(R) , Business Combinations. We test long-lived assets for recoverability when events or changes in circumstances indicate that the carrying value may not be recoverable. For properties we will hold and operate, we determine whether impairment has occurred by comparing the property's probability-weighted cash flows to its current carrying value. For properties held for sale, we determine whether impairment has occurred by comparing the property's estimated fair value less cost to sell to its current carrying value. If the carrying value is greater than the realizable value, an impairment loss is recorded to reduce the carrying value of the property to its realizable value. Changes in these assumptions or analysis may cause material changes in the carrying value of the properties.

       Our managers allocate expenses to each of the funds they manage primarily on the basis of the number of hours devoted by their employees to each fund's affairs. They also allocate expenses at the end of each month that are not directly related to a fund's operations based upon the number of investors in the fund and the fund's capitalization relative to other funds they manage. We reimburse these expenses subject to detailed limitations contained in our operating agreement.

        Our managers have discussed the development and selection of the above accounting estimates and the management discussion and analysis disclosures regarding them with our managing member.

Results of Operations

       We did not engage in any operations or incur any expenses during the period from inception through December 31, 2007 and our only income was interest earned on our managers' capital contribution of $1,000.

       For the three months ended March 31, 2008, we recognized rental income of $14,431, representing rent from one property acquired during the period. At March 31, 2008, the scheduled annual rent for this property was $93,000.

       For the three months ended March 31, 2008, we incurred LLC administration expenses payable to an affiliate of our managers of $2,131. These administration expenses mainly include costs associated with accounting and reporting requirements. During the same period, we incurred LLC administration and property management expenses from unrelated parties of $1,591. These expenses represent direct payments to third parties for outside audit costs.

       For the three months ended March 31, 2008, interest expense related to the Note on the Starbucks store in Shreveport, Louisiana was $11,098. The Note calls for interest at the prime rate minus 0.25% (5.00% at March 31, 2008) with the interest due on the first day of each month.

       For the three months ended March 31, 2008 and 2007, we recognized interest income of $39 and $2, respectively.

       Inflation has had a minimal effect on income from operations. Our leases may contain provisions to increase rent based on the increase in the Consumer Price Index over a specified period. In addition, some of our leases may contain rent clauses which entitle us to receive additional rent in future years if gross receipts for the property exceed certain specified amounts. Increases in sales volumes of the tenants, due to inflation and real sales growth, may result in an increase in rental income over the term of the leases. Inflation also may cause the real estate to appreciate in value. However, inflation and changing prices may have an adverse impact on the operating margins of the properties' tenants, which could impair their ability to pay rent and subsequently reduce the net cash flow available for distributions.

Liquidity and Capital Resources

       Our primary sources of cash will be proceeds from the sale of units, interest income, rental income and proceeds from the sale of property. Our primary uses of cash will be investment in real properties, payment of expenses involved in the sale of units, the management of properties, the organization and administration of AEI Fund 27, and the payment of distributions.

       We generated $21,457 of cash from operations during the three months ended March 31, 2008, representing $21,807 in net timing differences in the collection of payments from the tenants and the payment of expenses, and a non-cash expense of $5,693 for depreciation, which were partially offset by a net loss of $6,043.

       During the offering of units, our primary source of cash flow will be from the sale of LLC units. We commenced the offering of LLC units to the public through a registration statement that became effective November 19, 2007 and will continue until November 18, 2008, subject to extension to November 18, 2009 if all 10,000,000 LLC units are not sold before then. The registration statement indicated that AEI Fund 27 would not be capitalized, and all subscription funds would be held in escrow, until we had received subscriptions for 150,000 units ($1,500,000). As of March 31, 2008, we had not received the minimum amount of subscriptions.

       Our operating agreement requires that all proceeds from the sale of Units, subject to a reasonable reserve for ongoing operations, be invested or committed to investment in properties by the later of two years after the date of the registration statement or twelve months after the offering terminates. While we are purchasing properties, cash flow from investing activities will remain negative and will constitute the principal use of our available cash flow.

       On February 5, 2008, we purchased a Starbucks store in Shreveport, Louisiana for $1,345,392 from an unrelated third party. The property is leased to Starbucks Corporation under a lease agreement with a remaining primary term of 10 years and initial annual rent of $93,000. The lease is a net lease under which the tenant is responsible for real estate taxes, insurance, maintenance, repairs and operating expenses for the property. The only exceptions are we are responsible for repairs to the structural components of the building and roof.

       In order to facilitate the purchase of our first property, we entered into a Line of Credit Agreement with Fidelity Bank, Edina, Minnesota, for $1,301,000. The Note is due on August 1, 2008 and calls for interest at the prime rate minus 0.25%. Interest is due on the first day of each month. The Note is secured by all of our assets and was guaranteed by the special managing member and AEI Capital Corporation, the parent company of the managing member.

       When the minimum subscription proceeds are raised, we will break impoundment and immediately use the available proceeds to pay off the outstanding principal and interest on the Note. Although the registration statement indicates that no properties will be acquired using debt financing, debt was used to acquire this property solely to finance its purchase prior to the admission of investors. No property will be acquired using debt financing after the initial admission of investors.

       After we acquire all our properties, our primary use of cash flow will be distribution payments to members. We will declare our regular quarterly distributions before the end of each quarter and pay the distribution in the first ten days after the end of each quarter.

       Beginning in May 2010, we may acquire units from limited members who have tendered their units. Such units may be acquired at a discount. We will not be obligated to purchase in any year more than 2% of the total number of units outstanding on January 1 of such year. In no event shall we be obligated to purchase units if, in the sole discretion of our managers, such purchase would impair our capital or operations.

       Until capital is invested in properties, we will remain extremely liquid. After we acquire all our properties, we will attempt to maintain a cash reserve of only approximately .5% of subscription proceeds. Because properties are purchased for cash and leased under net leases, this is considered adequate to satisfy most contingencies.

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Members:
AEI Income & Growth Fund 27 LLC
St. Paul, Minnesota



     We have audited the accompanying balance sheet of AEI Income & Growth Fund 27 LLC (a Delaware limited liability company) as of December 31, 2007 and the related statements of income, cash flows and changes in members' equity for the period from inception (January 26, 2007) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.
An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEI Income & Growth Fund 27 LLC as of December 31, 2007, and the results of its operations and its cash flows for the period from inception (January 26, 2007) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.



                         Boulay, Heutmaker, Zibell & Co. P.L.L.P.
                                Certified Public Accountants

Minneapolis, Minnesota
March 24, 2008

                 AEI INCOME & GROWTH FUND 27 LLC
                          BALANCE SHEET
                           DECEMBER 31



                             ASSETS

                                                        2007

CURRENT ASSETS:
  Cash and Cash Equivalents                          $   1,038
                                                      ========




                   LIABILITIES AND MEMBERS' EQUITY


MEMBERS' EQUITY:
  Managing Members' Equity                           $   1,038
                                                      --------
    Total Liabilities and Members' Equity            $   1,038
                                                      ========



 The accompanying Notes to Financial Statements are an integral part of this statement.
                             -11-

                 AEI INCOME & GROWTH FUND 27 LLC
                       STATEMENT OF INCOME
FOR THE PERIOD FROM INCEPTION (JANUARY 26, 2007) TO DECEMBER 31, 2007



                                                        2007

INCOME                                               $       38

EXPENSES:
  LLC Administration - Affiliates                             0
  LLC Administration - Unrelated Parties                      0
                                                      ----------
      Total Expenses                                          0
                                                      ----------

NET INCOME                                           $       38
                                                      ==========

NET INCOME ALLOCATED:
  Managing Members                                   $       38
                                                      ==========



 The accompanying Notes to Financial Statements are an integral part of this statement.
                             -12-

                 AEI INCOME & GROWTH FUND 27 LLC
                     STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 26, 2007) TO DECEMBER 31, 2007



                                                           2007

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Income                                        $      38
                                                       ---------
        Net Cash Provided By
          Operating  Activities                              38
                                                       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Capital Contributions from Managing Members           1,000
                                                       ---------

NET INCREASE IN CASH                                      1,038

CASH AND CASH EQUIVALENTS, beginning of period                0

                                                       ---------
CASH AND CASH EQUIVALENTS, end of period              $    1,038
                                                       =========


 The accompanying Notes to Financial Statements are an integral part of this statement.
                             -13-

                 AEI INCOME & GROWTH FUND 27 LLC
             STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM INCEPTION (JANUARY 26, 2007) TO DECEMBER 31, 2007


                                                                Limited
                                                                 Member
                             Managing    Limited                 Units
                             Members     Members     Total    Outstanding


BALANCE, January 26, 2007    $     0    $       0  $       0           0

  Capital Contributions        1,000            0      1,000           0

  Net Income                      38            0         38
                              -------    ---------  ---------   ---------
BALANCE, December 31, 2007   $ 1,038    $       0  $   1,038           0
                              =======    =========  =========   =========


 The accompanying Notes to Financial Statements are an integral part of this statement.
                             -14-


                 AEI INCOME & GROWTH FUND 27 LLC
                  NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2007

(1)  Organization -

     AEI Income & Growth Fund 27 LLC (the Company), a Limited Liability Company, was formed on January 26, 2007 to acquire and lease commercial properties to operating tenants. The Company's operations are managed by AEI Fund Management XXI, Inc. (AFM), the Managing Member. Robert P. Johnson, the President and sole director of AFM, serves as the Special Managing Member. AFM is a wholly owned subsidiary of AEI Capital Corporation of which Mr. Johnson is the majority shareholder. AEI Fund Management, Inc. (AEI), an affiliate of AFM, performs the administrative and operating functions for the Company.

     The terms of the offering call for a subscription price of $10 per LLC Unit, payable on acceptance of the offer. All subscriptions will be held in escrow until a minimum of 150,000 Units are sold. As of December 31, 2007, no Limited Members were admitted to the Company. Under the terms of the Operating Agreement, 10,000,000 LLC Units are available for subscription which, if fully subscribed, will result in contributed Limited Members' capital of $100,000,000. The Managing Members have contributed capital of $1,000.

     During operations, any Net Cash Flow, as defined, which the Managing Members determine to distribute will be distributed 97% to the Limited Members and 3% to the Managing Members. Distributions to Limited Members will be made pro rata by Units.

     Any Net Proceeds of Sale, as defined, from the sale or financing of properties which the Managing Members determine to distribute will, after provisions for debts and reserves, be paid in the following manner: (i) first, 99% to the Limited Members and 1% to the Managing Members until the Limited Members receive an amount equal to: (a) their Adjusted Capital Contribution plus (b) an amount equal to 6.5% of their Adjusted Capital Contribution per annum, cumulative but not compounded, to the extent not previously distributed from Net Cash Flow; (ii) any remaining balance will be distributed 90% to the Limited Members and 10% to the Managing Members. Distributions to the Limited Members will be made pro rata by Units.

     For  tax  purposes,  the  items of income,  gain,  loss  and deduction of the Company will be allocated among the Members
     in   a  manner  that  will  give  economic  effect  to   the
     distributions made by the Company.

(2)  Summary of Significant Accounting Policies -

     Financial Statement Presentation

       The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

                 AEI INCOME & GROWTH FUND 27 LLC
                  NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2007

(2)  Summary of Significant Accounting Policies - (Continued)

     Accounting Estimates

       Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

     Statement of Cash Flows

       For purposes of reporting cash flows, cash and cash equivalents may include cash in checking, cash invested in money market accounts, certificates of deposit, federal agency notes and commercial paper with a term of three months or less.

     Income Taxes

       The income or loss of the Company for federal income tax reporting purposes is includable in the income tax returns of the Members. In general, no recognition has been given to income taxes in the accompanying financial statements.

       The tax return and the amount of distributable Company income or loss are subject to examination by federal and state taxing authorities. If such an examination results in changes to distributable Company income or loss, the taxable income of the members would be adjusted accordingly.

     Real Estate

       The Company's real estate will be leased under net leases, classified as operating leases. The leases will provide for base annual rental payments payable in monthly installments. The Company will recognize rental revenue according to the terms of the individual leases. For leases which contain stated rental increases, the increases will be recognized in the year in which they are effective. Contingent rental payments will be recognized when the contingencies on which the payments are based are satisfied and the rental payments become due under the terms of the leases.

       The Company purchases properties and records them at cost. The Company will compare the carrying amount of its properties to the estimated probability-weighted future cash flows expected to result from the property and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the property, the Company will recognize an impairment loss by the amount by which the carrying amount of the property exceeds the fair value of the property.

                 AEI INCOME & GROWTH FUND 27 LLC
                  NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2007

(2)  Summary of Significant Accounting Policies - (Continued)

       The Company will capitalize as Investments in Real Estate certain costs incurred in the review and acquisition of the properties. The costs will be allocated to the land, buildings and equipment.

       The  buildings  and  equipment  of  the  Company  will  be depreciated  using the straight-line method for  financial reporting purposes based on estimated useful lives  of  25 years and 5 years, respectively.

(3)  Investments in Real Estate -

     Subsequent to December 31, 2007, the Company purchased a Starbucks store in Shreveport, Louisiana for $1,301,000 from an unrelated third party. The property is leased to Starbucks Corporation under a lease agreement with a remaining primary term of 10 years and initial annual rent of $93,000. The lease is a net lease under which the tenant is responsible for real estate taxes, insurance, maintenance, repairs and operating expenses for the property. The only exceptions are the Company is responsible for repairs to the structural components of the building and roof.

     In order to facilitate the purchase of its first property, the Company entered into a Line of Credit Agreement with Fidelity Bank, Edina, Minnesota, for $1,301,000. The Note is due on August 1, 2008 and calls for interest at the prime rate minus 0.25%. Interest is due on the first day of each month. The Note is secured by all of the Company's assets and was guaranteed by the Special Managing Member and AEI Capital Corporation, the parent company of the Managing Member.

     When the minimum subscription proceeds are raised, the Company will break impoundment and immediately use the available proceeds to pay off the outstanding principal and interest on the Note. Although the registration statement indicates that no properties will be acquired using debt financing, debt was used to acquire this property solely to finance its purchase prior to the admission of Limited Members. No property will be acquired using debt financing after the initial admission of Limited Members.

(4)  Members' Capital -

     Beginning in May 2010, the Company may acquire Units from Limited Members who have tendered their Units to the Company. Such Units may be acquired at a discount. The Company will not be obligated to purchase in any year more than 2% of the total number of Units outstanding on January 1 of such year. In no event shall the Company be obligated to purchase Units if, in the sole discretion of the Managing Member, such purchase would impair the capital or operation of the Company.

                 AEI INCOME & GROWTH FUND 27 LLC
                  NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 2007

(5)  Fair Value of Financial Instruments -

     The estimated fair values of the financial instruments, none of which are held for trading purposes, are as follows at December 31:


                                                        2007
                                              Carrying       Fair
                                               Amount        Value

     Money Market Funds                       $  1,038      $  1,038
                                               --------      --------
          Total Cash and
             Cash Equivalents                 $  1,038      $  1,038
                                               ========      ========

                 AEI INCOME & GROWTH FUND 27 LLC
                          BALANCE SHEET
              MARCH 31, 2008 AND DECEMBER 31, 2007

                             ASSETS

                                                  2008          2007

CURRENT ASSETS:
  Cash  and Cash Equivalents                  $    25,845    $     1,038

INVESTMENTS IN REAL ESTATE:
  Land                                            206,824              0
  Buildings and Equipment                       1,138,568              0
  Accumulated Depreciation                         (5,693)             0
                                               -----------    -----------
      Net Investments in Real Estate            1,339,699              0
                                               -----------    -----------

          Total Assets                        $ 1,365,544    $     1,038
                                               ===========    ===========


                 LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
  Payable to AEI Fund Management, Inc.        $    56,199    $         0
  Note Payable                                  1,301,000              0
  Interest Payable                                  5,600              0
  Unearned Rent                                     7,750              0
                                               -----------    -----------
      Total Current Liabilities                 1,370,549              0
                                               -----------    -----------
MEMBERS' EQUITY (DEFICIT):
  Managing Members                                 (5,005)         1,038
                                               -----------    -----------
      Total Liabilities and Members' Equity   $ 1,365,544    $     1,038
                                               ===========    ===========



 The accompanying Notes to Financial Statements are an integral part of this statement.
                             -19-

                 AEI INCOME & GROWTH FUND 27 LLC
                     STATEMENT OF OPERATIONS
      FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND FOR THE
   PERIOD FROM INCEPTION (JANUARY 26, 2007) TO MARCH 31, 2007


                                                   2008          2007

RENTAL INCOME                                 $    14,431    $         0

EXPENSES:
  LLC Administration - Affiliates                   2,131              0
  LLC Administration - Unrelated Parties            1,591              0
     Interest                                      11,098              0
  Depreciation                                      5,693              0
                                               -----------    -----------
      Total Expenses                               20,513              0
                                               -----------    -----------

OPERATING LOSS                                     (6,082)             0

OTHER INCOME:
   Interest Income                                     39              2
                                               -----------    -----------
NET INCOME (LOSS)                             $    (6,043)   $         2
                                               ===========    ===========

NET INCOME (LOSS) ALLOCATED:
  Managing Members                            $    (6,043)   $         2
                                               ===========    ===========


 The accompanying Notes to Financial Statements are an integral part of this statement.
                             -20-

                 AEI INCOME & GROWTH FUND 27 LLC
                     STATEMENT OF CASH FLOWS
      FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND FOR THE
   PERIOD FROM INCEPTION (JANUARY 26, 2007) TO MARCH 31, 2007

                                                      2008          2007
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income (Loss)                          $    (6,043)   $         2

   Adjustments To Reconcile Net Income (Loss)
   To Net Cash Provided By Operating Activities:
     Depreciation                                   5,693              0
     Increase in Payable to
        AEI Fund Management, Inc.                   8,457              0
     Increase in Interest Payable                   5,600              0
     Increase in Unearned Rent                      7,750              0

                                               -----------    -----------

        Total Adjustments                          27,500              0
                                               -----------    -----------
        Net Cash Provided By
            Operating Activities                   21,457              2
                                               -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Investments in Real Estate               (1,297,650)             0
                                               -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from Note Payable                   1,301,000              0
   Capital Contributions from Managing Members          0          1,000
                                               -----------    -----------
        Net Cash Provided By
            Financing Activities                1,301,000          1,000
                                               -----------    -----------
NET INCREASE IN CASH
   AND CASH EQUIVALENTS                            24,807          1,002

CASH AND CASH EQUIVALENTS,  beginning of period     1,038              0
                                               -----------    -----------
CASH AND CASH EQUIVALENTS, end of period      $    25,845    $     1,002
                                               ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash Paid for Interest                      $     5,498    $         0
                                               ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
   Acquisition  Expenses Payable to AEI
    Fund Management                           $    47,742    $         0
                                               ===========    ===========

 The accompanying Notes to Financial Statements are an integral part of this statement.
                             -21-

                 AEI INCOME & GROWTH FUND 27 LLC
        STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
      FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND FOR THE
   PERIOD FROM INCEPTION (JANUARY 26, 2007) TO MARCH 31, 2007


                                                                 Limited
                                                                  Member
                             Managing    Limited                  Units
                             Members     Members     Total     Outstanding


BALANCE, January 26, 2007    $      0   $       0   $       0            0

  Capital Contributions         1,000           0       1,000            0

  Net Income                        2           0           2
                              --------   ---------   ---------   ----------
BALANCE, March 31, 2007      $  1,002   $       0   $   1,002            0
                              ========   =========   =========   ==========


BALANCE, December 31, 2007   $  1,038   $       0   $   1,038            0

  Net Loss                     (6,043)          0      (6,043)
                              --------   ---------   ---------   ----------
BALANCE, March 31, 2008      $ (5,005)  $       0   $  (5,005)           0
                              ========   =========   =========   ==========


 The accompanying Notes to Financial Statements are an integral part of this statement.
                             -22-

                 AEI INCOME & GROWTH FUND 27 LLC
                  NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 2008

(1) The condensed statements included herein have been prepared by the registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of operations for the interim period, on a basis consistent with the annual audited statements. The adjustments made to these condensed statements consist only of normal recurring adjustments. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the registrant believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the financial statements and the summary of significant accounting policies and notes thereto included in the registrant's latest annual report on Form 10-KSB.

(2)  Organization -

     AEI Income & Growth Fund 27 LLC ("Company"), a Limited Liability Company, was formed on January 26, 2007 to acquire and lease commercial properties to operating tenants. The Company's operations are managed by AEI Fund Management XXI, Inc. ("AFM"), the Managing Member. Robert P. Johnson, the President and sole director of AFM, serves as the Special Managing Member. AFM is a wholly owned subsidiary of AEI Capital Corporation of which Mr. Johnson is the majority shareholder. AEI Fund Management, Inc. ("AEI"), an affiliate of AFM, performs the administrative and operating functions for the Company.

     The terms of the offering call for a subscription price of $10 per LLC Unit, payable on acceptance of the offer. All subscriptions will be held in escrow until a minimum of 150,000 Units are sold. As of March 31, 2008, no Limited Members were admitted to the Company. Under the terms of the Operating Agreement, 10,000,000 LLC Units are available for subscription which, if fully subscribed, will result in contributed Limited Members' capital of $100,000,000. The Managing Members have contributed capital of $1,000.

     During operations, any Net Cash Flow, as defined, which the Managing Members determine to distribute will be distributed 97% to the Limited Members and 3% to the Managing Members. Distributions to Limited Members will be made pro rata by Units.

                 AEI INCOME & GROWTH FUND 27 LLC
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)

(2)  Organization - (Continued)

     Any Net Proceeds of Sale, as defined, from the sale or financing of properties which the Managing Members determine to distribute will, after provisions for debts and reserves, be paid in the following manner: (i) first, 99% to the Limited Members and 1% to the Managing Members until the Limited Members receive an amount equal to: (a) their Adjusted Capital Contribution plus (b) an amount equal to 6.5% of their Adjusted Capital Contribution per annum, cumulative but not compounded, to the extent not previously distributed from Net Cash Flow; (ii) any remaining balance will be distributed 90% to the Limited Members and 10% to the Managing Members. Distributions to the Limited Members will be made pro rata by Units.

     For  tax  purposes,  the  items of income,  gain,  loss  and deduction of the Company will be allocated among the Members
     in   a  manner  that  will  give  economic  effect  to   the
     distributions made by the Company.

(3)  Investments in Real Estate -

     On February 5, 2008, the Company purchased a Starbucks store in Shreveport, Louisiana for $1,345,392 from an unrelated third party. The property is leased to Starbucks Corporation under a lease agreement with a remaining primary term of 10 years and initial annual rent of $93,000. The lease is a net lease under which the tenant is responsible for real estate taxes, insurance, maintenance, repairs and operating expenses for the property. The only exceptions are the Company is responsible for repairs to the structural components of the building and roof.

(4)  Payable to AEI Fund Management, Inc. -

     AEI  Fund  Management, Inc. performs the administrative  and operating functions for the Company. The payable to AEI Fund Management represents the balance due for those services. This balance is non-interest bearing and unsecured and is to be paid in the normal course of business.

(5)  Note Payable -

     In order to facilitate the purchase of its first property, the Company entered into a Line of Credit Agreement with Fidelity Bank, Edina, Minnesota, for $1,301,000. The Note is due on August 1, 2008 and calls for interest at the prime rate minus 0.25% (5.00% at March 31, 2008). Interest is due on the first day of each month. The Note is secured by all of the Company's assets and was guaranteed by the Special Managing Member and AEI Capital Corporation, the parent company of the Managing Member. For the three months ended March 31, 2008, interest expense related to the Note was $11,098.

                 AEI INCOME & GROWTH FUND 27 LLC
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)

(5)  Note Payable - (Continued)

     When the minimum subscription proceeds are raised, the Company will break impoundment and immediately use the available proceeds to pay off the outstanding principal and interest on the Note. Although the registration statement indicates that no properties will be acquired using debt financing, debt was used to acquire this property solely to finance its purchase prior to the admission of Limited Members. No property will be acquired using debt financing after the initial admission of Limited Members.

(6)  Recently Issued Accounting Pronouncements -

      In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141(R) ("SFAS 141(R)"), Business Combinations. SFAS 141(R) requires, among other things, the expensing of acquisition-related transaction costs. Management anticipates that SFAS 141(R) will be effective for property acquisitions completed on or after January 1, 2009. Management is evaluating the effect that the adoption of SFAS 141(R) will have on the Company's results of operations, financial position, and the related disclosures.

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




Board of Directors:
AEI Fund Management XXI, Inc.
Saint Paul, Minnesota




      We have audited the accompanying balance sheet of AEI Fund Management XXI, Inc. as of December 31, 2007 and 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of AEI Fund Management XXI, Inc. as of December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.



                             Boulay, Heutmaker, Zibell & Co. P.L.L.P.
                                   Certified Public Acocuntants

Minneapolis, Minnesota
March 24, 2008
                             -26-

                  AEI FUND MANAGEMENT XXI, INC.
                          BALANCE SHEET
                           DECEMBER 31




                             ASSETS


                                                   2007           2006

CURRENT ASSETS:
   Cash and Cash Equivalents                    $   249,302   $    36,828
   Distributions Receivable from Real
     Estate Investments
                                                     34,871        30,322
   Receivable from Related Companies                 15,000         3,434
                                                 -----------   -----------
        Total Current Assets                        299,173        70,584
                                                 -----------   -----------
NONCURRENT ASSETS:
   Real Estate Investments                           38,102        33,112
                                                 -----------   -----------
             Total Assets                       $   337,275   $   103,696
                                                 ===========   ===========


                    LIABILITIES AND STOCKHOLDER'S EQUITY


NONCURRENT LIABILITIES:
   Deficit in Real Estate Investments           $     6,787   $    19,460

STOCKHOLDER'S EQUITY:
   Common Stock, Par Value $.01 per Share,
   100,000 Shares authorized,
   1,000 Shares issued and outstanding                   10            10
   Additional Paid-in Capital                           990           990
   Retained Earnings                                329,488        83,236
                                                 -----------   -----------
    Total Stockholder's Equity                      330,488        84,236
                                                 -----------   -----------
     Total Liabilities and Stockholder's Equity $   337,275   $   103,696
                                                 ===========   ===========

 The accompanying notes to Balance Sheet are an integral part of this statement.
                             -27-

                  AEI FUND MANAGEMENT XXI, INC.
                     NOTES TO BALANCE SHEET
                   DECEMBER 31, 2007 AND 2006

(1) Summary of Organization and Significant Accounting Policies -

    Organization

     AEI Fund Management XXI, Inc. (Company) is the Managing General Partner of AEI Income & Growth Fund XXI Limited
     Partnership and AEI Income & Growth Fund XXII Limited Partnership. The Company is the Managing Member of AEI Income & Growth Fund 23 LLC, AEI Income & Growth Fund 24 LLC, AEI Income & Growth Fund 25 LLC, AEI Income & Growth Fund 26 LLC and AEI Income & Growth Fund 27 LLC. The Company operates as a wholly owned subsidiary of AEI Capital Corporation (ACC). Robert P. Johnson is President of the Company and is the President and majority stockholder of ACC. At December 31, 2007 and 2006, the Company owned 22 Units of AEI Income & Growth Fund XXII Limited Partnership. Investors in the funds listed above have no interest in the assets or operations of the Company.

   Financial Statement Presentation

     The Company accounts for its investments under the equity method of accounting. The Company's major source of cash is its share of distributions allocated under the terms of the Limited Partnership or Limited Liability Company Agreements. The combined assets, revenues and net income for the above referenced entities were $110,642,896, $9,485,571 and
     $8,811,889   for  2007  and  $102,351,723,  $8,765,443   and
     $6,979,656 for 2006. The Company's share of income (loss) ranges from 1% to 3%. At December 31, 2007 and 2006, the Company had accumulated deficits of $6,787 and $19,460, respectively. The Company would be responsible to fund a deficiency in its capital account, as defined by agreement, if the real estate investment terminates.

   Accounting Estimates

     Management uses estimates and assumptions in preparing this balance sheet in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities and stockholder's equity. Actual results could differ from those estimates.

   Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   Cash Concentrations of Credit Risk

     The   Partnership's  cash  is  deposited  primarily  in  one
     financial institution and at times during the year it may exceed FDIC insurance limits.

                             -28-

                  AEI FUND MANAGEMENT XXI, INC.
                     NOTES TO BALANCE SHEET
                   DECEMBER 31, 2007 AND 2006

(2)  Receivable from Related Companies -

     AEI Fund Management, Inc. (AFM), an affiliated corporation, performs the administrative and operating functions of the Company. The receivable is non-interest bearing and unsecured and is to be paid in the normal course of business. At December 31, 2007 and 2006, the receivable from AFM was $13,175 and $-0-, respectively.

     In 2007 and 2006, AEI Securities, Inc. (ASI), an affiliated corporation, acted as the underwriter of an offering of units in a limited liability company of which the Company is the managing member. At December 31, 2007 and 2006, ASI owed the Company $1,825 and $3,434, respectively, as a result of this business arrangement. The balance is non-interest bearing and unsecured and is to be paid in the normal course of business.

 (3) Income Taxes -

     The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements.

(4)  Fair Value of Financial Instruments -

     The carrying value of financial instruments approximate fair value.